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March 5, 2013

Via Federal Express and EDGAR

Ms. Jessica Barberich

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 8 to Registration Statement on Form 20-F

Filed March 4, 2013

File No. 001-35505

Dear Ms. Barberich:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided verbally to Torys LLP on March 5, 2013 (collectively, the “Comments”) with respect to the Company’s Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 8 to the Registration Statement (“Amendment No. 8”) incorporating, among other things, the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 8 showing changes against the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 8. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 8.

In response to the Staff’s Comments, the Company has revised the disclosure on pages PF-3, PF-5, PF-6 and PF-12 to reflect the estimated 76 million units of the Company to be issued as part of the spin-off.

In addition, the Company has revised the disclosure on page PF-12 to include a sensitivity analysis with respect to its calculation of pro forma earnings per unit for the periods presented.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

cc:	Jennifer Gowetski

Kevin Woody

Folake Ayoola

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)

Brian J. Lane

(Gibson, Dunn & Crutcher LLP)

Tony Ciciretto

(Deloitte LLP)